U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Explanatory Note:

As announced in a current report on Form 6-K filed on May 23, 2016, the Company previously received notice from NASDAQ that it was not in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing on NASDAQ, as the Registrant had not filed its Form 20-F for the year ended December 31, 2015 as of May 18, 2016. On July 20, 2016, Dehaier Medical Systems Limited (the “Registrant”) received notification from The NASDAQ Stock Market (“NASDAQ”) that, based on the July 18, 2016, filing of the Registrant’s Form 20-F for the period ended December 31, 2015, NASDAQ’s Staff has determined that the Registrant has regained compliance with the NASDAQ Listing Rule 5250(c)(1) requirement for timely filing of periodic reports with the Securities and Exchange Commission, and that this matter is now closed.

Separately, the Registrant further clarifies its current report on Form 6-K filed on July 18, 2016 (the “July 18 Form 6-K”). In the July 18 Form 6-K, the Registrant advised that its audited consolidated financial statements for the year ended December 31, 2014 as filed on April 30, 2015 should not be relied upon. Investors are also advised, for the same reasons as stated in the July 18 Form 6-K, not to rely on the unaudited consolidated financial statements for the six months ended June 30, 2014 and 2015 as previously filed with the SEC on October 17, 2014 and December 11, 2015, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

July 21, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer